FDA Accepts Biologics License Application for Fremanezumab with Priority Review for Prevention of Migraine and Grants Fast Track Designation for Cluster Headache Development Program

Teva anticipates launching anti-CGRP product in the U.S. for the prevention of migraine in 2018

Jerusalem, December 18, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the U.S. Food and Drug Administration (FDA) has accepted for review the company’s Biologics License Application (BLA) for fremanezumab, an anti-calcitonin gene-related peptide (anti-CGRP) monoclonal antibody for the preventive treatment of migraine. Additionally, the FDA has granted fast track designation for fremanezumab for the prevention of cluster headache.

“The progression of these clinical programs for fremanezumab underscores the potential to advance the treatment paradigm for a large portion of the migraine and headache patient community in need,” said Dr. Marcelo Bigal, M.D., Ph.D., Chief Scientific Officer and Head of Specialty R&D at Teva. “These two critical regulatory milestones, along with the initiation of our Phase II clinical program in post-traumatic headache, and our ongoing migraine program in patients who failed up to four classes of prior preventive treatment, reaffirm Teva’s leadership in migraine and headache disorders and highlight our mission to keep severely affected patients at the forefront of everything we do. We look forward to the potential to make fremanezumab commercially available for the prevention of migraine for patients in the U.S. next year.”

In order to bring this much-needed therapy to the migraine community, Teva acquired a priority review voucher to expedite the review of fremanezumab, which, if approved, would be a new preventive option for patients suffering from this debilitating disease. Regulatory action is anticipated by mid-2018.

The BLA includes data from the HALO clinical trial program, which enrolled more than 2,000 patients with episodic migraine (EM) and chronic migraine (CM), evaluating both quarterly and monthly dose regimens, in which fremanezumab achieved statistically significant results across all trial endpoints. Results of the HALO CM trial were recently published in The New England Journal of Medicine. The most common adverse events reported in clinical trials include injection transient and mild site induration, erythema, and itching at the injection site.

Fremanezumab is also being investigated for the prevention of chronic and episodic cluster headache as part of the Phase III ENFORCE clinical research program, which has been granted fast track designation by the FDA. Trial participant recruitment is now underway and the studies are expected to conclude in early 2019. Fast track designation is intended to facilitate development and expedite review of drugs to treat serious or life-threatening conditions. Additionally, Teva has also recently initiated a fremanezumab Phase II clinical program for the treatment of post-traumatic headache disorder.

About the HALO Clinical Research Program
The Phase III HALO EM and CM studies were 16-week, multicenter, randomized, double-blind, placebo-controlled, parallel-group studies to compare the safety, tolerability, and efficacy of four dose regimens of subcutaneous fremanezumab compared to placebo in adults with episodic and chronic migraine. The studies consisted of a screening visit, a 28-day run-in period, and a 12-week (84-day) treatment period, including a final evaluation at week 12 (end-of-treatment [EOT] visit, four weeks [28 days] after the final dose of study drug).

In the EM study, 875 patients were enrolled (294, 291, 290 patients in the placebo, quarterly, and monthly dose groups, respectively). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 225 mg for three months (monthly dose regimen), fremanezumab at 675 mg at initiation followed by placebo for two months (quarterly dose regimen), or three monthly doses of matching placebo. The primary efficacy endpoint of the EM study was the mean change from baseline (28-day run-in period) in the monthly average number of migraine days during the 12-week period after the first dose of fremanezumab.
In the CM study, 1,130 patients were randomized (around 376 patients per treatment group). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 675 mg at initiation followed by monthly 225 mg for two months (monthly dose regimen), fremanezumab at 675 mg at initiation followed by placebo for two months (quarterly dose regimen), or three monthly doses of matching placebo. The primary efficacy endpoint of the CM study was the mean change from baseline (28-day run-in period) in the monthly average number of headache days of at least moderate severity during the 12-week period after the first dose of fremanezumab.

About Fremanezumab
Fremanezumab is a fully-humanized monoclonal antibody targeting the CGRP ligand, a well-validated target in migraine. With limited availability of preventive treatment options, fremanezumab represents a potential new option to address a significant unmet medical need.

About Migraine
Migraine is an unpredictable neurological condition with symptoms such as severe head pain and physical impairment that can impact quality of life and productivity. There are two clinical manifestations of migraine – chronic, where patients suffer 15 or more headache days per month, and episodic, where patients have 14 or less headache days per month.

With more than 1 billion people affected worldwide, migraine is the third most prevalent illness in the world and the 6th most disabling illness in the world. In the U.S., EU5 and Japan, nearly 75 million people suffer from episodic and chronic migraine – more than 38 million in the U.S. alone. Of the approximately 40% of patients suffering from migraine for whom prevention is appropriate, only 13% are currently receiving therapy. There remains a significant medical need for treatments designed specifically to prevent migraine. According to recent analysis, the economic burden for migraine patients reaches approximately $78 billion per year in the U.S.

About Cluster Headache
Cluster headache is a rare, severely disabling, primary headache disorder consisting of relentless headaches on one side of the head affecting fewer than 1 in 1,000 adults. It is considered to be the most severe form of recurrent pain. The term cluster headache comes from the recurrence of headache attacks in cluster periods lasting for weeks or months, separated (episodic ) or not (chronic) by remission periods lasting months or years. The age of onset of cluster headache is most often between 20 and 40 and they are more common in men than women. There are two clinical manifestations of cluster headache – episodic and chronic. Cluster headache is diagnosed as “episodic” when the attacks occur in periods lasting 7 days to 1 year separated by pain-free periods lasting 1 month or longer, while “chronic” cluster headache attacks occur for more than 1 year without remission or with remissions lasting less than 1 month. More than 80% have the episodic cluster headache form. Cluster headache is often referred to as “suicide headache” since the severity of the pain is linked to a significant risk of suicide among those affected.  There remains a lack of treatment options for this debilitating condition.

About Post-Traumatic Headache
Nearly 1.7 million traumatic brain injuries (TBI) occur every year in the US having a significant impact on the lives of patients and their families. Post-traumatic headache (PTH) is defined by the International Headache Society as a headache developing within seven days of the injury or after regaining consciousness. The headache usually resolves within three months, however, in 18-65% of cases, it may last longer and is then referred to as persistent PTH. Several factors may increase the risk of persistent PTH including pre-existing headache, being female and family history of migraine. Head-injured patients can have a lower quality of life, experience difficulty performing daily activities, and may miss school or work.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Fremanezumab, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the uncertainty of obtaining regulatory approvals for Fremanezumab;
the uncertainty of commercial success of Fremanezumab;
our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;
our business and operations in general, including: uncertainties relating to the potential benefits and success of our new organizational structure and recent senior management changes; the potential success and our ability to effectively execute a restructuring plan; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;
and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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